FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of APRIL, 2004

MADISON ENTERPRISES CORP. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Madison Ent. Corp. News Release Dated April 8, 2004,

2.

Madison Ent. Corp. BC Form 53-901F, Dated April 13, 2004,

3.

Madison Ent. Corp. News Release Dated April 13, 2004.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON ENTERPRISES CORP.

(Registrant)

Date: May 3, 2004

By:

“James G. Stewart”

 James G. Stewart

Its:       Secretary

(Title)

Madison Enterprises Corp.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

May 3, 2004

SECURITIES AND EXCHANGE COMMISSION

         VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Enterprises Corp - (File #0-29250)

Form 6-K

On behalf of Madison Enterprises Corp., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON ENTERPRISES CORP.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Lynne M Charbonneau, Fasken Martineau DuMoulin LLP

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

April 8, 2004

Trading Symbols:  TSX Venture – MNP

OTC\BB-MDSEF

Web Site:  www.madison-enterprises.com

NEWS RELEASE

Further to its news release of March 2, 2004, Madison Enterprises Corp. (“Madison”) reports that the terms of the brokered private placement announced on that date have been amended such that the placement will now be comprised of 13,000,000 units at a price of $0.30 per unit to generate gross proceeds of $3,900,000.  Each unit will consist of one common share of Madison and one half warrant, every full warrant entitling the purchase of an additional common share of Madison at a price of $0.40 per share for two years.  Canaccord Capital Corporation (“Canaccord”) has agreed to act as Madison’s agent in respect of this placement and will receive a commission of 7.5% of the gross proceeds, such fee to be payable half in cash and half in units at Canaccord’s election, a broker’s warrant entitling the purchase of up to 1,560,000 shares of Madison at a price of $0.40 per share for two years, an administration fee of $7,500 and a corporate finance fee of 200,000 shares.

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Enterprises Corp.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

April 8, 2004

Item 3.

Press Release

April 8, 2004, Vancouver, B.C.

Item 4.

Summary of Material Change

The Issuer has amended the terms of the brokered private placement announced March 2, 2004, such that the placement will now be comprised of 13,000,000 units at a price of $0.30 per unit to generate gross proceeds of $3,900,000.  Each unit will consist of one common share of the Issuer and one half warrant, every full warrant entitling the purchase of an additional common share of the Issuer at a price of $0.40 per share for two years.

Item 5.

Full Description of Material Change

The Issuer has amended the terms of the brokered private placement announced March 2, 2004, such that the placement will now be comprised of 13,000,000 units at a price of $0.30 per unit to generate gross proceeds of $3,900,000.  Each unit will consist of one common share of the Issuer and one half warrant, every full warrant entitling the purchase of an additional common share of the Issuer at a price of $0.40 per share for two years.  Canaccord Capital Corporation (“Canaccord”) has agreed to act as the Issuer’s agent in respect of this placement and will receive a commission of 7.5% of the gross proceeds, such fee to be payable half in cash and half in units at Canaccord’s election, a broker’s warrant entitling the purchase of up to 1,560,000 shares of the Issuer at a price of $0.40 per share for two years, an administration fee of $7,500 and a corporate finance fee of 200,000 shares.

The proceeds of this private placement will be used primarily to fund ongoing exploration of the Issuer’s Mt. Kare Property in Papua New Guinea and its Lewis Property in central Nevada.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer's Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 13th day of April, 2004.

MADISON ENTERPRISES CORP.

By:

Signed “J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

April 13, 2004

Trading Symbols:  TSX Venture – MNP

OTC\BB-MDSEF

Web Site:  www.madison-enterprises.com

GEOPHYSICS UNDERWAY AT MT. KARE

Madison Enterprises Corp. (“TSX-V: MNP”) is pleased to announce the mobilization of RDF Consulting Ltd. (“RDF”) to the Mt. Kare Property in Papua New Guinea.  RDF has been contracted to complete a minimum of 30 line-kilometres of induced polarization (“IP”) and magnetics geophysical surveying in advance of diamond drilling scheduled to begin in mid-May.

Previous IP surveys at Mt. Kare clearly identified the high grade Western Roscoelite Zone mineralization as a distinct resistivity low and coincident chargeability high.  This distinct geophysical feature was observed on every survey line comprising the current 600 by 600 metre grid coverage and the anomaly remains strong on both the southernmost and northernmost lines surveyed.

Madison plans to expand IP surveying in its 2004 exploration program, at both the northern extension of the Western Roscoelite Zone and the Pinuni Creek Valley.  Madison has established a 30 line-kilometre grid over the area of the Pinuni Creek Valley in preparation for the IP geophysical survey.  The initial grid is laid out with 200 metre line separations with each line averaging 1,500 metres in length along the 3,000-metre extent of the Pinuni Creek Valley.  A second IP grid will be established to connect the northern extent of the north-south trending Western Roscoelite Zone to the north-easterly trending Pinuni Creek grid.

Madison believes that the Pinuni Creek Valley is an extensive, broad structural corridor enabling the emplacement of mineralizing fluids into favorable host stratigraphy, similar to that identified at Madison’s Western Roscoelite Zone and at the nearby world-class Porgera Gold Deposit (where gold reserves, including past production, exceed 28 million ounces).

In addition to the grid work in preparation for the IP geophysics, Madison will continue with its ongoing prospecting, pitting and trenching program in areas of geologic interest.  This geologic prospecting program recently identified an area of considerable interest, which may represent a southern extension to the Black Zone mineralization.  Although early in its discovery stage, four trenches have exposed base-metal sulphide mineralization along a minimum strike extent of 100 metres, displaying widths of 10 to 15 metres, within favorably altered and brecciated limestone in contact with altered diorite intrusives.  This recently discovered mineral occurrence is nearly identical to Madison’s Black Zone mineralization. The initial prospecting grab samples from this area returned up to 1.5 g/t gold, 24 g/t silver and 1.2% zinc.  Trench results include an 11.9 metre section with a weighted grade of 1.1 g/t gold, 42.4 g/t silver and 1.7% zinc.  Analysis from the most recent trench exposure is pending.  Additional follow-up trenching will be undertaken immediately to extend the mineralization both north and south beyond its current exposure, in preparation for drilling evaluation.

Madison has contracted with Falcon Drilling to initiate a minimum 5,000 metre diamond drilling program at Mt. Kare to begin in mid-May, immediately after the completion of the IP geophysical survey.  Drilling will be focused on new geophysical targets in the Pinuni Creek Valley.  Additional drilling may also be carried out north of the Western Roscoelite Zone and south and north of the Black Zone.

The objective of the upcoming phase of drilling is to expand the existing mineral resources at Mt. Kare, currently estimated by the independent engineering firm of Watts Griffis & McOuat to be indicated mineral resources of 14.68 million tonnes grading 2.36 g/t gold and 33.7 g/t silver and inferred mineral resources of 10.85 million tonnes grading 1.98 g/t gold and 22.7 g/t silver (using a 1.0 g/t gold equivalent cut-off and with the cutting of high grade gold assays to 30 g/t) representing approximately 1.8 million ounces of gold and 23.8 million ounces of silver.  For the methodology used in the resource calculation, please refer to Madison’s March 19, 2004 news release that is posted on Madison’s web-site at www.madison-enterprises.com.

Madison will begin a three phase program of reverse circulation and core drilling at its Lewis Property in Nevada.  Exploration planned for 2004 includes the expansion of surface geologic and structural mapping, ground geophysics and MMI geochemical surveying northwards from the Virgin Structural Zone as well as over the two sub-parallel target zones along the Trinity and Buena Vista Structural Zones.

Madison expects 2004 to be a busy year with aggressive exploration programs planned for both Papua New Guinea and Nevada to expand mineral resources at both locations.  To find out more about Madison Enterprises Corp. (TSX-V: MNP), visit our website at www.madison-enterprises.com.

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN